Sub-Item 77 C: Matters submitted to a vote of security holders

      On March 21, 2014, the sole shareholder of the Scotia Dynamic U.S. Growth Fund of The RBB Fund, Inc. (the "Company") adopted, in lieu of a meeting of shareholders, the following resolutions:
 RESOLVED, that the Investment Advisory Agreement between Scotia Institutional Management, US, Ltd. and The RBB Fund, Inc. on behalf of the Dynamic U.S. Growth Fund, be, and the same hereby is, approved; and it is further
 RESOLVED, that BBD, LLP be, and it herby is, selected as the independent registered public accounting firm for the Dynamic U.S. Growth Fund for the fiscal year ending August 31, 2014, subject to termination as provided in the Investment Company Act of 1940; and it is further
 RESOLVED, that this Consent be filed with the Secretary of the Company.